Exhibit 99.7

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

SUPPLEMENTARY INFORMATION

CONTENTS

Supplementary Accounting Information	A 1

Consolidated Profit & Loss Account – Statutory Basis	A 10

Reconciliation of Profit & Loss Account

Twelve months to 31 December 2002	A 11

Twelve months to 31 December 2001	A 12

Detailed Business Reviews

UK	A 13

Europe, Middle East & Africa	A 15

Americas – USA	A 17

Americas – Canada	A 19

Americas – Latin America & Caribbean	A 20

Asia Pacific	A 21

Group Reinsurances	A 23

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR).This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed in 2002 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £89m is calculated assuming pre tax returns of 6% on fixed interest securities and 9% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer term return	Effective return 12 months 2002	Effective return 12 months 2001

Equities	9%	12.8%	10.1%
Fixed interest	6%	5.6%	5.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 31 December 2002 recognised on the longer term basis since 1994 amounts to £9.9bn and the total actual investment return for this period is £10.3bn.

New Investment Policy
Over the course of 2002, the Group’s investment holdings were brought in line with the new policy adopted at the end of 2001. By the end of 2002 general insurance equities amounted to £1.2bn.

The fixed interest portfolios remain concentrated on high credit quality short dated securities. Overall the portfolios have an average credit rating of AA, with over 60% in AAA rated securities. The average duration of the securities now stands at just over 3 years, having been moved shorter over the course of 2002 largely as a result of a more defensive portfolio positioning as market yields have fallen. Reflecting both the shortened average duration and the substantial fall in market yields over the year, the average yield of the bond holdings stood at approximately 4% at the end of 2002.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has decreased by £11m since the beginning of the year due to foreign exchange movements.

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Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the twelve months to 31 December 2002 is £60m. An appraisal of the value of goodwill carried on the Group’s balance sheet has been made in respect of the US operations and the Australian life operation. The total impairment of £653m has been charged to Group operating profit.*

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the year to 31 December 2002 is £25m.

Asbestos Provisions
The technical provisions include £802m for Asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments as a percentage of liabilities.

The following table outlines the Asbestos provisions as at 31 December 2002 analysed by risk and survival ratio:

	Total	UK risks written in UK	US risks written in UK	US risks written in US

	£m	£m	£m	£m
Provisions
Net of reinsurance	802	338	155	309
Net of discount	513	224	112	177
Survival ration – On payments (Gross of discount)
One year	23	50	37	13
Three year average	24	45	30	15

Reinsurance
Our 2003 reinsurance arrangements broadly follow those of previous years. The main change is a reduction in our exposure to UK catastrophes. The net retentions of the main parts of the programme are as follows:

	2003		2002

Catastrophe Treaties
UK	£100	m	£175	m
USA	renews 1 May		$40	m
Canada	C$30	m	C$30	m
EMEA	€25	m	€15	m
LA&C	US$ 15	m	US$ 12.5	m

Individual Risks
UK Property	£25	m	£10	m
UK Casualty	£5	m	£2.5	m
US	renews 1 May		$5	m

Taxation Charge
The tax credit is low in relation to the loss on ordinary activities before tax mainly due to the amortisation and impairment of goodwill and the amortisation of goodwill in acquired claims provisions, none of which are deductible for tax.

* See note 2 on page 13

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Shareholders’ Interest in Life Business

	Shareholders’ Funds & Accrued Interests	Embedded Value of Life Profits	Total

	£m	£m	£m
UK
Phoenix/Unit linked	–	568	568
With profits	338	199	537

Total UK	338	767	1,105
Scandinavia	322	2	324
Chile	105	42	147
Australasia	189	84	273
Other	22	3	25

Total overseas	638	131	769

	976	898	1,874

Available for release			100

			1,774

The shareholders’ funds and accrued interests represent the Group’s net assets attributable to life operations excluding the present value of in force business (embedded value). It comprises the shareholders’ funds of the life companies plus the interest in life funds that is recognised under modified statutory principles.

On 1 October 2002 the Phoenix non participating fund acquired RSALI for £219m. RSALI was transferred to Phoenix for the value of its embedded value at that date. RSALI is now treated as an investment of the non participating fund and any movement in its net asset value arising after that date will be reflected within the Fund for Future Appropriations within the Phoenix fund, rather than in the balance on the Long Term Business Technical Account. The movement in the RSALI shareholders’ accrued interest in the three months ended 31 December 2002 was a loss of £40m, which included £21mof recognised costs relating to the closure of its business. The Phoenix result is determined by the Appointed Actuary having regard to the accumulated surplus in the non participating fund. The profit so recognised in the Long Term Business Technical Account in 2002 amounted to £41m (2001 £50m).

Embedded Value
UK Assumptions	31 December 2002	31 December 2001

	%	%
Investment returns
Equities	7.00	7.54
Fixed interest	4.50	5.04
Discount rate	8.20	7.50

The discount rate at 31 December 2002 is calculated as the fixed interest rate net of tax plus a risk margin of 5%. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange Rates

	31 December 2002	31 December 2001

US Dollar	1.61	1.46
Canadian Dollar	2.54	2.32
Danish Kroner	11.40	12.15
Australian Dollar	2.86	2.84

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RISK BASED CAPITAL
The capital available to support general business of £2.2bn compares with a projected requirement of around £3bn. This requirement is calculated by assuming the annualised value of net written premium at for 2003 will be around £7.5bn. This is estimated after deducting expected disposals and reinsurances. The Group’s risk based capital requirement of 40% is then applied to this projection.

Any projection of net written premium and capital requirement is subject to variation in the light of market conditions and other factors and is regularly monitored.

Required capital compares with actual risk based capital as follows:

2002

£m
Available capital
Total capital, reserves and dated loan capital at 31 December 2002	4,221
Add: Equalisation provisions (taxed)	205
Less: Goodwill	306

Adjusted capital	4,120
Less:
Capital attributed to life operations	1,774
Capital required for disposed & discontinued operations	100
Capital available to meet general insurance requirements	2, 246

General business capital requirement at end 2002	3,000

General Insurance Requirements for 2002
The capital position shown above compares the actual capital at 31 December 2002 with the projected requirement at the end of 2002. The actual capital comprises the published position, adjusted by excluding intangible items such as goodwill. The total shareholders’ interest in life is then deducted. The shareholders’ interest in life is analysed on the previous page of this release. It comprises both the embedded value of future profits and shareholders’ funds of life companies. It does not represent the capital requirements of the life operations, however, for prudence, the whole amount is deducted from available capital and only recognised to support the general business where the capital is clearly available for this purpose.

RATING MOVEMENTS

Rate movements being achieved for risks renewing in December 2002 versus comparable risks renewing in December 2001 were as follows:

	Personal		Commercial

	Motor %	Household %	Motor %	Liability %	Property %

UK	5	7	9	30	31

USA	12	10	23	19	43

Canada	13	4	25	28	22

Scandinavia	21	4	17	17	12

Australia	7	9	(2)	20	73

*    See note 2 on page 13

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ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES

Estimation Techniques, Uncertainties and Contingencies

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation Techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter–Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and

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ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in–force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

These assets, liabilities and profit and loss account charge calculated in accordance with FRS 17 are sensitive to the assumptions set out in that note.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and Contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and Environmental Claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group

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employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial Enhancement Products
In the UK, USA and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered for which a premium of £124m was ceded which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the USA is discussed below.

Litigation, Mediation and Arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurer Default
The Group is exposed to the possibility of default by its reinsurers. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non–recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s “Watch List”. The “Watch List” is the list of companies whom the Directors believe will not be able to pay amounts due to the Group in full.

Banking Facilities
The Group’s banking facilities comprise a series of bilateral arrangements and a syndicated loan facility. The total amount of credit available under these arrangements amounted to £1.5bn. At the end of 2002 £566m was drawn on these facilities.

Both facilities expire in 2003 (the bilateral agreements in January and the syndicated facility in October) and the Group will seek to renegotiate replacement arrangements. It is expected that a smaller facility will be sought, reflecting the Group’s reduced requirements for such borrowings.

Potential Misselling of Life Products
The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. Based on the information currently available, the Directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse affect on the Group’s financial position.

Disposal Programme
With the nine months 2002 results, the Group announced a radical programme of disposals and other actions that, inter alia, would improve the capital position. These actions are expected to reduce the Group’s general insurance written premiums to around £5.5bn p.a. over the course of the next two years. The achievement of these actions is dependent on a number of factors, including there being buyers willing to acquire the businesses that are being disposed of at an acceptable price. The Directors believe that the actions outlined are achievable in the timeframe set out.

Rating Agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single A rating from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are A– from S&P and A– from AM Best. The actions announced by the Group during 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the USA.

Regulatory Environment
The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the Regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are

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specified, there will be uncertainty as to the implications for Group Solvency and the impact of such developments could be material. The Group maintains a close dialogue with the FSA to gain a good understanding of the likely developments and maximise the time available to plan for them.

World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September 2001, is a gross loss of £1,214m, reduced to £269m net of reinsurance. This was an unprecedented event, which continues to have many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the United States and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimates of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made by Student Finance Corporation to students in various post secondary trade schools, primarily truck driving schools in the US. At 31 December 2002, the loan portfolio had a face value of $501m. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties. As the Group’s lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind and a claim for punitive damages. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. Further suits were filed against the Group’s US based operations by Wilmington Trust Co. in August 2002 and by PNC Bank in September 2002. After taking legal advice, the Directors intend that the US subsidiary should vigorously assert its entitlement to rescind these policies and defend the legal actions taken against it.

In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio, will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. No assurance can be given that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the reserves for defaults will be resolved in favour of the Group. Based on our current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the Directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Collateralised Debt Obligations
Within the financial enhancement portfolio in the USA are a variety of credit default product exposures for which no premium has been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2002 amounted to £36m reflecting the deterioration of the corporate credit environment. Claims provisions of £36m have been established at year end in addition to £81m of unearned premium provision. The ultimate loss estimate over the life of the CDO products is £116m based on a model which utilises Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Contingent Loan Finance
The regulatory solvency of the UK Life Funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £1 billion to the Life Funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life Funds and realistic balance sheet analysis indicates that is expected to occur. At 31 December 2002 £160m (2001: £ nil) had been funded and £25m (2001: £nil) had been utilised under these arrangements.

US Regulatory Capital
On 1 March 2003, the Group’s US based operations filed their regulatory capital return with the relevant state insurance regulators in the USA. These returns are still subject to audit and may be amended. The consolidated US regulatory capital and surplus position as at 31 December 2002 is $1,386m, an amount of $20m below the company action level. At that level, an insurer is required to file a comprehensive plan identifying the proposed corrective actions the insurer intends to take. To resolve this issue a proportion of the fixed interest investment portfolio, which is reflected at amortised cost in the regulatory returns, will be sold in the first quarter of 2003 to

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generate gains in those legal entities with capital and surplus below the company action level. Further declines in regulatory capital could trigger further action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate further and, if this occurs, what action the US regulators might take. The directors believe that, after taking account of the various actions they can take to improve the US based operations regulatory capital, there will be no material adverse effect on the Group’s financial position.

UK and Group Regulatory Capital
The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries (including the treatment of certain reinsurance contracts and the implicit item in the calculation of the solvency of the UK life funds), the progress of the actions announced on 7 November 2002 to improve that position, the other uncertainties described above, the implementation of the EU Group’s Directive and its interrelationship with the overall capital of the Group. It is possible that these discussions could lead to financial consequences for the Group including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, the Directors do not believe that any consequences will result in a materially adverse effect on the Group’s financial position.

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

	12 Months 2002		Restated 12 Months 2001

	(audited) £m		(audited) £m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(968)		(1,323)
Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	187		169
Investment income	1,052		1,199
Interest on dated loan capital	(52)		(58)
Unrealised losses on investments	(638)		(1,013)
Loss from non-insurance activities	(26)		(17)
Central expenses	(48)		(37)
Amortisation of goodwill	(60)		(58)
Goodwill impairment	(653)		–

	(1,206)		(1,138)

Total Group operating loss	(1,202)		(1,158)
Share of results of associated undertakings	(4)		20

Loss on ordinary activities before exceptional items and tax	(1,206)		(1,138)
Profit/(Loss) on disposal of subsidiaries	184		(109)

Loss on ordinary activities before tax	(1,022)		(1,247)
Tax on loss on ordinary activities	91		353

Loss on ordinary activities after tax	(931)		(894)
Attributable to equity minority interests	(9)		5

Loss for the financial year attributable to shareholders	(940)		(889)
Cost of preference dividend	(9)		(9)
Cost of ordinary dividend	(86)		(227)

Transfer from retained profits	(1,035)		(1,125)

Earnings per ordinary share	(66.5	)p	(63.1	)p
Diluted earnings per ordinary share	(66.5	)p	(63.1	)p

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2002

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill / PVIF	Other items	Short term investment fluctuations

			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(820)		(820)
Reorganisation costs	(71)							(71)
Amortisation of goodwill in acquired claims provisions	(25)						(25)
Equalisation provisions	1							1

		(915)	(820)				(25)	(70)
Unwind of discount in respect of claims outstanding		(53)	(53)

		(968)	(873)				(25)	(70)
Life technical result	205			205
Amortisation of PVIF	(13)						(13)
Reorganisation costs	(5)							(5)

		187		205			(13)	(5)
Gross investment income	765
Realised gains	362

		1,127	962	22	56				87
Investment expenses and loan interest		(94)			(94)
Income from associates		19			19

Investment income		1,052	962	22	(19)				87
Interest on dated loan capital		(52)				(52)
Unrealised losses		(638)							(638)
Loss from non-insurance activities		(26)			(23)			(3)
Central expenses		(48)			(48)
Amortisation of goodwill		(60)					(60)
Goodwill writedown		(653)					(653)

		(1,206)	89	227	(90)	(52)	(751)	(78)	(551)

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2001

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill / PVIF	Other items	Short term investment fluctuations

			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(1,106)		(1,106)
Reorganisation costs	(87)							(87)
Amortisation of goodwill in acquired claims provisions	(37)						(37)
Equalisation provisions	(46)							(46)

		(1,276)	(1,106)				(37)	(133)
Unwind of discount in respect of claims outstanding		(47)	(47)

		(1,323)	(1,153)				(37)	(133)
Life technical result	182			182
Amortisation of PVIF	(13)						(13)

		169		182			(13)
Gross investment income	795
Realised gains	466

		1,261	1,142	4	(53)				168
Investment expenses and loan interest		(76)			(76)
Income from associates		14			14

Investment income		1,199	1,142	4	(115)				168
Interest on dated loan capital		(58)				(58)
Unrealised losses		(1,013)							(1,013)
Loss from non-insurance activities		(17)			(7)			(10)
Central expenses		(37)			(37)
Amortisation of goodwill		(58)					(58)

		(1,138)	(11)	186	(159)	(58)	(108)	(143)	(845)

Detailed Business Review	A12

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	2002	2001

	£m	£m
General business net premiums written	1,647	1,691
General business result (based on longer term investment return)	(21)	129
Operating ratio	110.4%	102.8%

Life business net premiums written	955	1,764
Life business result	110	118

General

•	Household premiums have grown by 11%, before the effect of the quota share, principally generic growth from our existing corporate partnership contracts.
•	Motor premiums were flat, before the effect of the quota share, reflecting increases in rating offset by a reduction in exposures in a weakening market and from the exit of business segments as indicated in the November business plans.
•	Personal other has seen very strong growth in travel premium offset by the discontinuance of a major creditor account at the end of 2001.
•	The deterioration of the motor underwriting result by £58m to an underwriting loss of £109m is more than accounted for by reserve strengthening in intermediated motor for prior year bodily injury claims of £94m. Actions being taken are described above. The result for MORE TH>N™ remains strong and encouraging and our resources are targeted at the continuing development of this book.
•	The main decline in the current, year household underwriting result is attributable to weather claims – being £82m worse than 2001. The majority of this relates to incidents, which amounted to £71m at the twelve months.
•	The Health account continues to perform well, with a notable performance from Personal Accident.
•	The underwriting result reflects £21m of generic brand marketing spend by MORE TH>N™ an increase of £8m over 2001. The emphasis will be moving to more specific business generation marketing over the next year.

Life

•	The life business result in 2002 compared with last year has been dominated by the persisting lower levels of equity markets.

Detailed Business Review	A13

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UNITED KINGDOM

COMMERCIAL	2002	2001

	£m	£m
General business net premiums written	1,774	1,796
General business result (based on longer term investment return)	237	(148)
Operating ratio	98.2%	125.0%

•	Most commercial lines showed very strong rate driven underlying growth. Underlying premium on continuing business grew by 20% before quota share.
•	Other factors affecting the level of premium compared with 2001 include:
• A reinsurance premium of £124m ceded in the third quarter arising from a contract providing reinsurance cover on the remaining run off exposure of some discontinued long tail financial enhancement business
• The discontinuance in 2001 of the inwards reinsurance business of £126m
• Contribution to the quota share reinsurance arrangement of £175m
• The transfer into the commercial portfolio of global and risk managed EMEA business of £64m
•
The commercial portfolio has performed extremely strongly with a breakeven result for the twelve months including reserve strengthening in 2002 of £70m. The performance is primarily driven by the elimination of poor performing portfolios and significant rating increases based upon strong technical underwriting.

•	Of particular note is the excellent performance in the property account, following the strong rating and underwriting action taken in 2001 and 2002. This is despite adverse weather of £33m over 2001.
•	In the casualty account significant rating and underwriting action has contributed to the improvement in underlying performance, although this has been offset by reserve strengthening in 2002 of £58m.
•	The motor account continues to deliver an underwriting profit with the increase in profit over 2001 driven again by rating and underwriting actions.
•	The ‘other’ account includes the discontinued business, and has experienced both an underlying improvement and the non repeat of the reserve strengthening made at the end of 2001.

Detailed Business Review	A 14

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EUROPE, MIDDLE EAST & AFRICA

PERSONAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	916	959	900
General business result (based on longer term investment return)	15		80
Operating ratio	109.6%		104.2%

Life business net premiums written	589	760	737
Life business result	62	16	15

General

•	Rate driven premium growth in Scandinavia of 20% is entirely masked by the impact of disposals of operations in Benelux, Spain and Portugal, during 2001 and 2002 of £128m, and the effect of the quota share.
•	The growth in the Scandinavian premium also reflects the acquisition of the Trekroner business in Denmark.
•	Both Denmark and Sweden have continued to see adverse development in bodily injury and experienced a high number of large claims in the fourth quarter.
•	The German underwriting result for the quarter has experienced a continuation of the adverse weather seen in the third quarter, with storm and flood incidents in October and November respectively. The underperforming German business was sold with effect from 1 January 2003.
•	The Irish result for the quarter reflects reserve strengthening in motor. The underwriting result for the twelve months includes the very wet weather previously reported in the first quarter of the year, however the fourth quarter result shows our overall improvement plan for the business coming into effect.

Life

•	Following clarification by the Danish Financial Supervisory Authority during 2002 over the basis of sharing profit between policyholders and shareholders the Group’s life insurance operation in Denmark released £50m of previously unallocated surplus return in the long term business result.

Detailed Business Review	A 15

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EUROPE, MIDDLE EAST & AFRICA

COMMERCIAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	755	743	701
General business result (based on longer term investment return)	(5)		20
Operating ratio	112.5%		109.8%

•	Scandinavia commercial net written premium continued to show good underlying growth of 14% due to strong rating action, particularly in the Danish Marine account, before the effect of quota share and acquisition. The inclusion in Sweden of the Folksam and Zurich books of business and Trekroner in Denmark added £41m.
•	The transfer of global and risk managed business to the UK commercial portfolio has led to net written premiums reductions in Germany and the ‘other’ line of £64m.
•	Rating action is driving growth of 33% in Ireland and 7% in Italy. The reduction in the ‘other’ line relates to the disposals of Spain, Benelux and the cessation of business in France. This has decreased written premiums by £81m.
•	Scandinavia experienced a poor fourth quarter following large losses in Denmark and Sweden and reserve strengthening in the motor account.
•	The result in Germany has been affected by storm and flood incidents in October and November respectively in addition to storm and flood incidents in the first and third quarters. The underperforming German business was sold with effect from 1 January 2003.
•	The ‘other’ commercial result for the twelve months was affected by a number of large fire losses in Benelux already announced in previous quarters.

Detailed Business Review	A 16

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AMERICAS – UNITED STATES

PERSONAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	470	509	561
General business result (based on longer term investment return)	11		(1)
Operating ratio	104.7%		108.2%

•	Our early action to put through rating increases in both household and automobile accounts has, despite an overall reduction in policy numbers, led to an increase in net written premiums, before the effect of the quota share.
•	The household account showed a small underwriting loss in the quarter taking the twelve months result to an underwriting profit of £9m as the effects of rating action worked through the account. In addition there was a low incidence of large losses and catastrophes.
•	The fourth quarter result for the motor account shows an improvement of £13m over 2001 to an underwriting loss of £30m despite strengthening of reserves of £16m. The standard/preferred auto result showed good improvement, but there was a deterioration in non standard auto where strong rating action is being taken.

Detailed Business Review	A 17

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AMERICAS – UNITED STATES

COMMERCIAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	1,425	1,458	1,607
General business result (based on longer term investment return)	(212)		(170)
Operating ratio	129.0%		127.3%

•	Underlying growth in total US commercial net written premium was 19%, before the effect of the quota share, with substantial rating increases being implemented. In 2001 there was also a one off additional premium earned which adjusted workers’ compensation premiums arising from the change of booking written premium.
•	Strong rating performances in the fourth quarter from workers’ compensation, general liability, property and packages have led to a strong increase in net written premiums in the quarter of 40%, before the effect of the quota share.
•	The general liability premiums have been distorted by a one off premium write back of £28m related to the prior year which has been adjusted for in calculating the combined ratio.
•	The reduction in workers’ compensation premium for the twelve months is due to a change in the basis of premium recognition in 2001 together with the effect of the quota share. Renewal lapses from re-underwriting and price increases was offset by rating increases and some new business for an underwriting growth of 7%.
•	The property result continues to deliver an underwriting profit, following strong rating action over the last two years.
•	The main impact on the twelve months in the underlying package result was the charge for WTC of $100m in the second quarter. An additional charge of $15m was made in the fourth quarter which was offset by exchange rate differences.
•	The workers’ compensation underwriting loss includes reserve strengthening of £43m and other prior year items of £37m. The current year underlying performance has seen an improvement with strong rating action and a decrease in claims frequency.
•	This general liability results is impacted by a charge for collateral debt obligations of £36m and reserve strengthening of £132m which includes asbestos and environmental of £93m. The reserve strengthening is in line with that announced in our November business plans.

Detailed Business Review	A 18

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AMERICAS – CANADA

PERSONAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	348	340	372
General business result (based on longer term investment return)	(19)		11
Operating ratio	114.6%		105.1%

•	Excluding the quota share effect, personal property premiums grew by 13% with particularly strong growth by Agilon and Johnson Corporation. This was offset by a reduction in Personal insurances division premium as the result of more disciplined underwriting action.
•	Personal auto premiums also saw good growth of 13%, excluding the quota share effect. There has been significant rating action undertaken.
•	The household account has produced an underwriting profit in the quarter mainly benefiting from better weather compared with 2001.
•	The personal auto account has undergone considerable reserve strengthening of £27m particularly in Ontario with deterioration in bodily injury claims. There was also an increase in the large loss experience in the fourth quarter. Action is being taken as described above.

COMMERCIAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	179	189	207
General business result (based on longer term investment return)	(6)		10
Operating ratio	120.2%		110.8%

•	Commercial auto and speciality accounts have seen growth of 6% and 15% respectively, excluding the quota share effect. Rate increases have been offset by targeted exposure reductions and additional reinsurance costs.
•	The commercial property and speciality accounts have produced underwriting profits in the fourth quarter. The property result has experienced a significant decrease in large loses combined with better seasonal weather.
•	Similar to the personal account, the commercial auto account has undergone reserve strengthening of £10m. The commercial auto account has also suffered some large losses. Strong rating and underwriting account is being taken.
•	There has been reserve strengthening of £23m in the general liability account in the fourth quarter, in addition to an increase in large losses. The strengthening relates mainly to two old pollution liability claims.

Detailed Business Review	A19

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AMERICAS – LATIN AMERICA & CARIBBEAN

PERSONAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	86	72	114
General business result (based on longer term investment return)	7		7
Operating ratio	100.7%		100.5%

Life business net premiums written	129	93	114
Life business result	20	15	16

General

•	Personal lines premium grew by 18%. This is largely due to the acquisitions in Brazil and Mexico. Peru and Chile had strong sales in the fourth quarter.
•	Growth was partly offset by reducing exposures in the Caribbean and reductions in Argentina, Uruguay and Venezuela due to local economic conditions.
•	The personal lines accounts produced an underwriting profit in the fourth quarter and consequently for the twelve months. This is despite floods in Chile and an increasingly competitive market across the region.

Life

•	Net premium written is up by 36% with strong growth in Mexico and Columbia and Peru.
•	Investment markets improved in December and the Chilean operation realised some gains in its fixed interest portfolio.

COMMERCIAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	146	94	122
General business result (based on longer term investment return)	17		2
Operating ratio	93.2%		104.7%

•	The acquisitions in Mexico and Brazil together with strong underlying rating growth across most of the region were the main contributors to the commercial lines growth of 56%.
•	Increasing rates, the benefits of strong underwriting actions and an overall lower incidence of large losses have significantly contributed to a strong commercial result for the twelve months.
•	With the exception of severe flooding in Chile in the second quarter and some relatively minor losses from two hurricanes in Mexico, there was a relative absence of weather related events. The 2001 result included losses from Hurricane Michelle, which have not been repeated in 2002.

Detailed Business Review	A20

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ASIA PACIFIC

PERSONAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	555	460	460
General business result (based on longer term investment return)	79		64
Operating ratio	93.5%		94.9%

Life business net premiums written	209	208	203
Life business result	35	38	37

General

•	Excluding the quota share treaty, the Asia Pacific personal lines net written premium grew by 31%. We continue to see a strong performance from our Australian direct underwriter AAMI through growth and modest rate increases, on motor and household business.
•	The premium growth in New Zealand reflects the acquisition of the AMP business last year and a change in interest from associate to subsidiary in AA Insurance.
•	Australian personal lines continued to produce a strong underwriting profit, in the main arising from the AAMI direct business and the mortgage indemnity business, through growth and favourable claims experience.

Life

•	Australian new business annual premiums have increased by 31% over 2001, mainly due to group superannuation business. New business single premiums continue to be below anticipated levels due to the depressed investment environment.
•	New Zealand has seen a reduction in both new annual and single premiums following the withdrawal of the Wise Bond and the Guardian regular payment products, and the downturn in investment market. Unit trust premiums have grown by 46% over the prior year.

Detailed Business Review	A21

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ASIA PACIFIC

COMMERCIAL	2002	2001 Adjusted	2001 Original

	£m	£m	£m
General business net premiums written	329	281	279
General business result (based on longer term investment return)	7		11
Operating ratio	106.6%		107.3%

•	Australian commercial continues to benefit from strong rate increases, which have driven premium growth to 22% before quota share, with focussed growth in speciality and significant price increase in property and liability classes.
•	In New Zealand, commercial net written premium increases have arisen in motor through Axiom (our commercial motor insurance underwriting agency) new liability business, and the acquisition of AMP.
•	The twelve months results for the Australian commercial account has been impacted by prior year strengthening in long tail liability claims including £18m for asbestos. This has been offset by the underlying improvement from significant rate increases, favourable claims frequency and underwriting actions. This action has led to a small improvement over prior year.
•	New Zealand has experienced a strengthening of reserves for buildings defects and an increase in large fire losses.
•	The ‘other’ Asia Pacific result continues to be impacted by marketing spend in Japan and the development of previously reported large losses in Indonesia and Korea.
•	All results were impacted by a significant increase in the 2002 reinsurance cost.

Detailed Business Review	A22

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GROUP REINSURANCES

	2002	2001

	£m	£m
General business net premiums written	5	3
Underwriting result	3	(27)
General business result (based on longer term investment return)	(21)	(26)

•	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

Detailed Business Review	A23